November 13, 2006

Mr. John P. Nolan
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 0408
100 F Street, N.E.
Washington, D.C. 20549

Attention:                                         Mr. John P. Nolan
Mr. Edwin Adames

Re:                                                                               Comment letter dated November 2, 2006 regarding Janus Capital Group Inc. Form 10-K filed March 3, 2006.

VIA EDGAR

Dear Mr. Nolan:

I am writing in response to your letter dated November 2, 2006, setting forth comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) with respect to the Annual Report on Form 10-K filed March 3, 2006 (File No. 001-15253) for Janus Capital Group Inc. (“Janus” or the “Company”).  For your convenience, we have reproduced below the full text of each of the Staff’s comments together with our responses.

In addition, we acknowledge to the Staff that:

•                  Janus is responsible for the adequacy and accuracy of the disclosures in our filings;

•                  Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•                  Janus may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for fiscal year ended December 31, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 13

2004 compared to 2003, page 18

1.              We refer to your response to comment 10. We note the discontinuation of the use of “soft dollars” resulted in an $18 million increase in general and administrative expenses in 2004 as compared to 2003, equal to 10% of income from continuing operations for 2004.  In order to provide enhanced disclosure regarding the reasons for material changes in the operating results of the Company, in future filings please provide the following information:

•                  explain what are “soft dollars” and describe the nature of the services that were acquired through their use in periods prior to 2004;

•                  describe the authoritative basis for their continued use in the industry and the acceptable uses of “soft dollars” under the safe harbor rules of the 34 Act; and

•                  state the reasons why the Company changed their method of accounting for the acquisition of these services to using cash payments in 2004 as compared to the use of “soft dollars” in prior periods.

Response:  The practice of using brokerage commissions to purchase research products or services from third parties is commonly referred to as “soft dollars”.  Although permissible under securities laws, Janus discontinued their use in 2004 in connection with negotiations with the New York Attorney General’s office related to the market timing investigation.  Should Janus utilize material “soft dollars” in the future, we will expand our disclosure in our financial statements and management’s discussion and analysis consistent with the Staff’s comments.

In the 2006 Form 10-K, we will add a footnote to the Selected Financial Data table that appropriately addresses the comparability between 2003 and future periods with respect to “soft dollars”.  No specific discussion will be included in the financial statements or management’s discussion and analysis as no “soft dollars” were used in the periods presented (2004 through 2006).

2.              Please tell us the basis for your statement that the discontinuation of the use of “soft dollars” in 2004 was a business decision and not a change in accounting policy or principle under APB 20. Consider in your response:

•                  the materiality of the effect of the change in your operations in 2004;

•                  the effect of the change in the comparability of your yearly operating results;

•                  the comparability of your operations with other company’s in the industry; and

•                  how other companies in the industry who have discontinued the use of “soft dollars” have recorded this change in their financial statements.

Response:  See Janus’ response to Staff comment #1.  Once Janus discontinued using brokerage commissions to purchase research products or services from third parties, we began paying for such services and research products directly.

Paragraph 8 of APB 20 defines a change in accounting principle as a choice between two or more acceptable accounting principles.  It is our belief that there is only one acceptable method of accounting for the use (or non-use) of soft dollars.  The choice relates to who pays for the research products and services as opposed to a different accounting treatment for the same transaction.

We also reviewed filings of publicly-traded asset managers.  In our review, we noted two companies that discontinued soft dollar arrangements in recent years with disclosures substantially identical to ours, in that the event was a change in who was paying for the services, not a change in accounting policy or principle.

Note 16; “Litigation”. Page 51

3.              We refer to your response to comment 29 in which you state that your current disclosure is adequate regarding the settlement with the New York Attorney General’s Office, to reduce management fees by $25 million per year for the five year period following the date of the settlement agreement.  Please provide us with the following information:

•                  tell us where you have disclosed in your 2004 and 2005 10-K the full settlement amounts of $25 million yearly and $125 million total five-year reduction in management fees entered into with the New York Attorney General’s Office;

•                  tell us where you have disclosed in these filings that the settlement period for reducing the management fees was changed from a five-year period to a permanent reduction in the permanent negotiations;

•                  provide us with your proposed disclosure to be included in MD&A in future filings that describes the full quantifiable extent to which your operation results have been affected in prior periods and will be affected in the future with respect to your settlement to permanently reduce management fees with the New York Attorney General’s Office; and

•                  disclose in a footnote to the Selected Financial Data table in future filings how the fee reduction settlement with the New York attorney General’s office has affected your operating results starting in 2004 and cross reference to related quantified disclosure in MD&A regarding the impact of the fee reduction agreement on your operating results.

Response:  In Note 6 to Janus’ financial statements included in its first quarter 2004 Form 10-Q, we disclosed that agreements in principle had been reached with regulators, which included a reduction in management fees of $25.0 million per year for five years.  Included in the disclosure was the statement that “specific fee reductions on a fund-by-fund basis will be determined by the independent trustees of the respective Janus funds in consultation with the New York Attorney General’s office.”

In August of 2004, Janus reached final settlement with regulators, which included a reduction in its management fee charged to most of its mutual funds, effective July 1, 2004.  This point was disclosed in Note 9 to its third quarter 2004 Form 10-Q, where we characterized the fee cut as a reduction in management fees that will approximate $25 million per year if assets under management remain consistent at $135 billion.  The language regarding $125 million and the five-year period was removed as a result of Janus’ formal reduction in the management fees charged on most of its mutual fund products, which was not limited to a five-year period.  Similar disclosure was included in the 2004 Form 10-K.

The impact of the July 1, 2004 management fee reduction on revenue was quantified and disclosed in the third quarter 2004 Form 10-Q, the 2004 Form 10-K, and each of the three 2005 Form 10-Q’s.  For the 2006 Form 10-K, 2006 will be consistent with 2005 as the fee reduction was in effect for the full year for both periods.

However, in response to the Staff’s comment, Janus’ 2006 Form 10-K will include the following discussion when comparing 2005 to 2004 within MD&A:

“As part of the settlement with regulators in connection with the Mutual Fund Investigation, Janus agreed to reduce management fees on most of its mutual funds effective July 1, 2004.  Such fees can only be increased with the approval of the fund trustees and fund shareholders.”

In addition, we will add a footnote to Item 6 — Selected Financial Data quantifying the impact of the settlement-mandated fee reduction on the comparability of operating results.

*              *              *

Please contact Greg Frost at 303-336-7881 or me at 303-336-7874 with any further questions or comments.

Sincerely,

/s/ David R. Martin

David R. Martin
Executive Vice President and Chief Financial Officer